Exhibit 99.1

Pacific Drilling Announces First-Quarter 2018 Results

LUXEMBOURG, May 23, 2018—Pacific Drilling S.A. (OTC: PACDQ) today reported results for the first quarter of 2018. Net loss for the first-quarter 2018 was $96.1 million or $4.50 per diluted share, compared to net loss of $129.7 million or $6.08 per diluted share for the fourth-quarter 2017, and net loss of $99.8 million or $4.69 per diluted share for first-quarter 2017.

Pacific Drilling CEO Paul Reese commented, “During the quarter the Pacific Drilling team again delivered the industry-leading excellence our clients have come to expect. In the midst of a continually challenging market environment, we further reduced average daily expenses for operating rigs to $110 thousand per day while achieving strong safety performance and revenue efficiencies. Pacific Scirocco achieved 7 years without a lost time incident, a remarkable milestone in safety performance and a reflection of Pacific Drilling’s focus on safety and customer service. Pacific Santa Ana provided outstanding service to Petronas in Mauritania under a unique, integrated-services contract structure. Pacific Sharav also continued its stellar performance in some of the world’s most challenging well conditions by delivering 100 percent revenue efficiency for the quarter.

Mr. Reese continued, “We also successfully implemented our innovative, clustered smart-stacking process in Las Palmas, using one rig to feed power to three other vessels. We expect this approach to reduce our stacking costs by more than 50% while allowing us to maintain the condition of our rigs and thereby return to work without any material capital expenditure.

Mr. Reese concluded, “This operational performance is even more notable in light of our ongoing restructuring efforts. We continue to engage in active discussions with our stakeholders for the purpose of agreeing to the terms of a Chapter 11 plan of reorganization.”

Update on Financial Restructuring under the Protection of Chapter 11

On November 12, 2017 (the “Petition Date”), we and certain of our subsidiaries filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). This process aims to optimize Pacific Drilling’s capital structure pending recovery in the floating rig drilling industry.

We are currently operating our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. After we filed our Bankruptcy Petitions, we sought and obtained approval from the Bankruptcy Court for a variety of “first day” motions, including authority to maintain bank accounts and other customary relief. The relief granted in these motions allows us to continue to operate our business in the normal course.

Under the Bankruptcy Code, we had the exclusive right to file a plan of reorganization under Chapter 11 through March 12, 2018. On March 22, 2018, the Bankruptcy Court approved our request for an order under which we, our secured creditor groups and our majority shareholder would take part in mediation before the Honorable James R. Peck, retired Bankruptcy Court Judge for the Southern District of New York. The scope of the mediation is to facilitate discussions among us and our stakeholders for the purpose of agreeing to the terms of a binding term sheet or restructuring support agreement describing a Chapter 11 plan of reorganization. On May 16, 2018, the Bankruptcy Court approved our request for an agreed order under which we, our secured creditor groups and our majority shareholder agreed to extend the mediation and the exclusive filing period to June 4, 2018 without prejudice to seek further extensions of the exclusive period. We are currently in the midst of the mediation.

First-Quarter 2018 Operational and Financial Commentary

First-quarter 2018 contract drilling revenue was $82.1 million, which included $6.2 million of deferred revenue amortization. This compared to fourth-quarter 2017 contract drilling revenue of $65.0 million, which included $5.1 million of deferred revenue amortization. The increase in revenue resulted primarily from the Pacific Santa Ana operating for the full quarter under a contract with Petronas in Mauritania, as compared to only 12 days in the fourth-quarter 2017 when it started its contract on December 20, 2017.

During the first quarter, our operating fleet of drillships achieved an average rig-related revenue efficiency of 97.6%. Including unpaid downtime related to integrated services on the Pacific Santa Ana, our average revenue efficiency was 95.4% for the first quarter. Revenue efficiency is defined as the actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Operating expenses were $64.4 million compared to $59.7 million in the fourth-quarter 2017. The increase in operating expenses was primarily the result of costs from the Pacific Santa Ana working for the full first quarter in 2018.

First-quarter 2018 general and administrative expenses were $17.2 million compared to $22.4 million for the fourth-quarter 2017. Certain legal and advisory expenses related to our debt restructuring efforts are classified as reorganization items subsequent to the Petition Date of November 12, 2017. Net of the legal costs associated with the arbitration proceeding, our corporate overhead(a) for the first-quarter 2018 was $11.6 million. This compares to $11.0 million for fourth-quarter 2017, which is net of legal costs associated with the arbitration proceeding and the restructuring.

Adjusted EBITDA(b) for the first-quarter 2018 was $1.1 million, compared to ($16.5) million in the fourth-quarter 2017.

Interest expense for the first-quarter 2018 was $14.9 million, as compared to $27.4 million for the fourth-quarter 2017, primarily due to interest expense that we have not accrued subsequent to the Petition Date for the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, as we believe this interest is not probable of being treated as an allowable claim in the Chapter 11 proceedings.

Income tax expense for the first-quarter 2018 was $0.3 million, compared to $8.8 million for the fourth- quarter 2017, primarily as a result of the non-cash write-off of deferred tax assets in the fourth-quarter 2017.

For the first-quarter 2018, cash flow from operations was $(40.6) million. Cash balances, including $8.5 million in restricted cash, totaled $273.0 million as of March 31, 2018, and liabilities subject to compromise totaled approximately $3.1 billion.

Additional information about our financial results and the Chapter 11 proceedings can be found (i) in the Form 20-F containing our annual report for the period ended December 31, 2017 as filed with the SEC, (ii) on the Company’s website at www.pacificdrilling.com/investor-relations/sec-filings, and www.pacificdrilling.com/restructuring or (iii) via the Company’s restructuring information line at +1 866-396-3566 (Toll Free) or +1 646-795-6175 (International Number).

The Company intends to continue to file quarterly and annual reports with the SEC, which will also be available on the Company’s website. The Company will not hold an earnings conference call this quarter.

Footnotes

(a)

Corporate overhead expenses is a non-GAAP (U.S. generally accepted accounting principles) financial measure. For a definition of corporate overhead expenses and a reconciliation to general and administrative expenses, please refer to the schedule included in this release.

(b)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedule included in this release. Management uses this operational metric to track company results and believes that this measure provides additional information that highlights the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world.

Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

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Forward-Looking Statements

Certain statements and information contained in this first-quarter 2018 earnings press release, constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “plan,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends, future client contract opportunities, contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern. Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term, including our ability to confirm a plan of reorganization that restructures our debt obligations to address our liquidity issues and allows emergence from our Chapter 11 proceedings; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to negotiate, develop, confirm and consummate a plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration matters and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate a plan of reorganization and restructuring generally; increased advisory costs to execute a plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at

www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+352 26 84 57 81
Investor@pacificdrillng.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
Revenues
Contract drilling	$82,069	$65,024	$105,509
Costs and expenses
Operating expenses	(64,354)	(59,728)	(60,448)
General and administrative expenses	(17,204)	(22,448)	(22,461)
Depreciation expense	(69,920)	(69,894)	(69,631)
	(151,478)	(152,070)	(152,540)
Operating loss	(69,409)	(87,046)	(47,031)
Other income (expense)
Interest expense	(14,929)	(27,438)	(50,011)
Reorganization items	(12,032)	(6,474)	—
Other income (expense)	593	(4)	(729)
Loss before income taxes	(95,777)	(120,962)	(97,771)
Income tax expense	(274)	(8,770)	(2,076)
Net loss	$(96,051)	$(129,732)	$(99,847)
Loss per common share, basic	$(4.50)	$(6.08)	$(4.69)
Weighted average number of common shares, basic	21,339	21,338	21,273
Loss per common share, diluted	$(4.50)	$(6.08)	$(4.69)
Weighted average number of common shares, diluted	21,339	21,338	21,273

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands) (unaudited)

	March 31,	December 31,
	2018	2017
Assets:
Cash and cash equivalents	$264,450	$308,948
Restricted cash	8,500	8,500
Accounts receivable, net	49,193	40,909
Materials and supplies	86,223	87,332
Deferred costs, current	12,789	14,892
Prepaid expenses and other current assets	11,964	14,774
Total current assets	433,119	475,355
Property and equipment, net	4,585,463	4,652,001
Long-term receivable	202,575	202,575
Other assets	30,380	33,030
Total assets	$5,251,537	$5,362,961

Liabilities and shareholders’ equity:
Accounts payable	$14,600	$11,959
Accrued expenses	27,863	36,174
Accrued interest	5,774	6,088
Deferred revenue, current	20,946	23,966
Total current liabilities	69,183	78,187
Deferred revenue	8,308	12,973
Other long-term liabilities	30,963	32,323
Total liabilities not subject to compromise	108,454	123,483
Liabilities subject to compromise	3,086,417	3,087,677
Shareholders’ equity:
Common shares	213	213
Additional paid-in capital	2,367,187	2,366,464
Accumulated other comprehensive loss	(14,300)	(14,493)
Accumulated deficit	(296,434)	(200,383)
Total shareholders’ equity	2,056,666	2,151,801
Total liabilities and shareholders’ equity	$5,251,537	$5,362,961

PACIFIC DRILLING S. A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017

Cash flow from operating activities:
Net loss	$(96,051)	$(129,732)	$(99,847)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	69,920	69,894	69,631
Amortization of deferred revenue	(6,150)	(5,145)	(31,079)
Amortization of deferred costs	5,007	3,080	3,306
Amortization of deferred financing costs	—	—	8,091
Amortization of debt discount	—	—	305
Deferred income taxes	(1,762)	7,497	908
Share-based compensation expense	723	781	2,215
Other-than-temporary impairment of available-for-sale securities	—	682	—
Reorganization items	4,707	5,315	—
Changes in operating assets and liabilities:
Accounts receivable	(8,284)	(4,548)	54,211
Materials and supplies	1,109	1,999	1,197
Prepaid expenses and other assets	4,329	(10,327)	(1,495)
Accounts payable and accrued expenses	(12,745)	20,472	16,421
Deferred revenue	(1,413)	3,056	4,848
Net cash provided by (used in) operating activities	(40,610)	(36,976)	28,712
Cash flow from investing activities:
Capital expenditures	(3,888)	(3,883)	(10,127)
Net cash used in investing activities	(3,888)	(3,883)	(10,127)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	—	—	(154)
Payments on long-term debt	—	—	(134,540)
Payments for financing costs	—	—	(2,664)
Net cash used in financing activities	—	—	(137,358)
Net decrease in cash and cash equivalents	(44,498)	(40,859)	(118,773)
Cash, cash equivalents and restricted cash, beginning of period	317,448	358,307	626,168
Cash, cash equivalents and restricted cash, end of period	$272,950	$317,448	$507,395

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, other-than-temporary impairment of available-for-sale securities and reorganization items. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the Company’s operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the Company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Loss to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017

Net loss	$(96,051)	$(129,732)	$(99,847)
Add:
Interest expense	14,929	27,438	50,011
Depreciation expense	69,920	69,894	69,631
Income tax expense	274	8,770	2,076
EBITDA	$(10,928)	$(23,630)	$21,871

Add:
Other-than-temporary impairment of available-for-sale securities	—	682	—
Reorganization items	12,032	6,474	—
Adjusted EBITDA	$1,104	$(16,474)	$21,871

Corporate Overhead Expenses Reconciliation

Corporate overhead expenses is a non-GAAP financial measure defined as general and administrative expenses less certain legal expenses related to the arbitration proceeding and patent litigation, as well as legal and financial advisory expenses related to debt restructuring efforts incurred prior to the Petition Date. We included corporate overhead herein because it is used by management to measure the Company's ongoing corporate overhead. Management believes that ongoing corporate overhead expenses present useful information to investors regarding the financial impact of Company's cost savings measures and optimization of overhead support structure during the periods presented below. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of General and Administrative Expenses to Non-GAAP Corporate Overhead Expenses

(in thousands) (unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
General and administrative expenses	$17,204	$22,448	$22,461
Subtract:
Legal and advisory expenses	(5,648)	(11,439)	(6,067)
Corporate overhead expenses	$11,556	$11,009	$16,394